SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

INTRODUCTION 3
1 ANALYSIS OF THE CONSOLIDATES RESULT 6
2 ANALYSIS OF THE PARENT COMPANY'S 38
3 GENERAL INFORMATION 42

Contact RI::
ombudsman-ri@eletrobras.com |
www.eletrobras.com.br/ri |

Conference Call in Portuguese
May 05, 2023
02:30 p.m. (Brasília)
01:30 p.m. (USA Eastern time)
06:30 p.m. (United Kingdom time)
Link: https://tenmeetings.com.br/ten-events/#/webinar?evento=Conferenciaderesultados-1T23Eletrobras_783%E2%80%8B

ConferenceCall in English
May 5, 2023
2:30 p.m. (Brasília)
01:30 p.m. (USA Eastern time)
6:30 p.m. (United Kingdom time)
Link Zoom: https://tenmeetings.com.br/ten-events/#/webinar?evento=Conferenciaderesultados-1T23Eletrobras_783%E2%80%8B

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF REPORTS:

Head of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso
Intern:
Ana Carolina Dall Orto Couto

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Marketletter 1Q23

Rio de Janeiro, May 4, 2023

A Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO and XELTB]

Eletrobras, the largest company in the electricity sector in Latin America, active in the generation, transmission and commercialization segment, direct controller of 4 operating subsidiaries and a holding company – Eletropar – and direct and indirect participation in 74 Special Purpose Entities, announces, on this date, its results for the period referring to the first quarter of 2023.

1st QUARTER OF 2023

Eletrobras presented, in the first quarter of 2023 (1Q23), a net profit of R$ 406million, lower than the net profit of R$ 2,716 million obtained in the first quarter of 2022 (1Q22).

Despite the improvement in the operating result before the financial result, which went from R$2,067 million in 1Q22 to R$ 3,490 million in 1Q23, the company's profit was negatively impacted by the worsening of the financial result by R$ 3,722 million. Net Operating Revenue went from R$8,168 million in 1Q22 to R$ 9,210 million in 1Q23, an increase of 13%, influenced by the increase in generation revenues, in particular by the consolidation of Saesa (+R$ 1,149 million).

Adjusted Ebitda grew by 10%, from R$ 5,105 million in 1Q22 to R$ 5,615 million in 1Q23, mainly influenced by the growth in revenues, in particular generation, higher than the increase in expenses and costs.

The financial result went from a net income of R$ 589million to a net expense of R$3,133 million, mainly influenced by the higher charge of debts (+R$996 million), due to the consolidation of SAESA (R$709 million), and by charges and monetary restatement of obligations with the CDE and revitalization of hydrographic basins (which add up to R$1,372 million), the last two obligations provided for in the new concession contracts entered into in June 2022, for a period of 30 years.

OTHER 1Q23 HIGHLIGHTS

➢  Cash and Cash Equivalents + Bonds and Securities of R$ 20.1 billion and Net Debt of R$ 36.7 billion. Recurring EBITDA in 2022 of R$ 18.3 billion, forming a Net Debt/LTM Recurring EBITDA ratio of 2.0.

➢  Financial expense related to the discount granted to ENBPar for the advance payment of credits due on Itaipu's shareholding of R$ 335 million.

➢  Net exchange variation of R$ 163 million in 1Q23 compared to R$ 1,049 million in 1Q22.

➢  Derivatives: net expense of R$ 233 million in 1Q23.

➢  Amortization Expenses of -R$ 345 million, referring to the new concession contracts related to the non-linear amortization of the concession contracts that are being discounted at 20% per year, starting in 2023, and of -R$ 204 million arising from the consolidation of Saesa.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	3

Marketletter 1Q23

MAIN INDICATORS

(R$ Million)

	1Q23	1Q22%
Energy Sold - Generation GWh (1)	32.4	30.4	6.7%
Gross Revenue	10,997	9,817	12%
Recurring Gross Revenue (2)	11,053	9,749	13%
Net operating revenue	9,210	8,168	13%
Recurring Net Operating Revenue (3)	9,266	8,107	14%
EBITDA	4,890	3,403	44%
Recurring EBITDA (4)	5,616	5,105	10%
Ebitda Margin	53%	42%	11.4
Recurring Ebitda Margin	61%	63%	-2.4
Gross debt without third party RGR	58,038	59,107	-2%
Recurring Net Debt	36,717	34,717	6%
Recurring Net Debt / Recurring LTM EBITDA	2,0	1,6	38%
Net Profit	406	2,716	-85%
Investments	1,597	523	206%
Employees	9,154	12,090	-24%

(1) Does not consider the energy allocated to quotas, from the plants renewed by Law 12,783 / 2013;

(2), (3) and (4) Detailed adjustments in the consolidated analysis presented below.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	4

Marketletter 1Q23

1       ANALYSIS OF THE
CONSOLIDATED RESULT (R$ MILLION)

CONSOLIDATED RESULTS
Financial Statements	1Q23	1Q22
Generation Revenue	6,560	5,374
Transmission Revenue	4,216	4,241
Others Revenue	221	202
Gross Revenue	10,997	9,817
Deductions from Revenue	-1,787	-1,649
Net Operating Revenue	9,210	8,168
Energy resale, grid, fuel and construction	-2,289	-1,887
Personnel, Material, Services and Others	-1,952	-1,772
Depreciation and amortization	-903	-501
Operating Provisions	-576	-1,941
	3,490	2,067
Shareholding	509	626
Others Revenues and Expenses	-11	121
	3,987	2,814
Financial Result	-3,133	589
Income before tax	854	3,403
Income tax and social contribution	-448	-774
NET INCOME from Continuing Operations	406	2,629
Net income from Discontinued Operations	0	88
Consolidated net income	406	2,716

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	5

Marketletter 1Q23

RECURRING CONSOLIDATED RESULT
DRE Ajustada	1Q23	1Q22
Generation Revenue Recurring	6,616	5,306
Transmission Revenue Recurring	4,216	4,241
Others Revenue Recurring	221	202
Gross Revenue Recurring	11,053	9,749
Deductions from Revenue Recurrent	-1,787	-1,642
Net Operating Revenue Recurring	9,266	8,107
Operational costs Recurring	-2,289	-1,883
Personnel, Material, Services and Others Recurring	-1,870	-1,684
Depreciation and amortization Recurring	-903	-501
Operating Provisions Recurring	0	-61
	4,204	3,978
Shareholdings Recurring	509	626
Adjusted result before Financial Result	4,712	4,604
Adjusted Financial Result	-2,446	753
Adjusted result before tax	2,266	5,357
Adjusted Income Tax and Social Contribution	-448	-748
Adjusted net income	1,818	4,609

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	6

Marketletter 1Q23

1.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

HIGHLIGHTS IN ANALYSIS OF VARIATION 1Q23 X 1Q22

Below, the main highlights of 1Q23 will be presented.

OPERATING INCOME

	1T23								1T22
Operating Revenue - Generation	Eletrobras	Eletrobras Furnas	Eletrobras Chesf	Eletrobras CGT Eletrosul	Eletrobras Eletronorte	Total	Elimination	Consolidated IFRS	Eletrobras	Eletrobras Furnas	Eletrobras Chesf	Eletrobras CGT Eletrosul	Eletrobras Eletronorte	Total	Elimination	Consolidated IFRS
Generation Revenue
Energy supply to distribution companies	0	1,803	133	378	1,770	4,084	-63	4,021	0	738	19	497	1,667	2,921	-57	2,865
Supply	0	471	201	0	403	1,074	0	1,074	0	333	189	0	415	937	0	937
CCEE	0	29	97	1	308	435	0	435	17	190	35	12	228	483	0	483
Operation and Maintenance Revenue	0	359	662	0	9	1,030	0	1,030	0	374	699	0	9	1,082	0	1,082
Construction Revenue	0	0	0	0	0	0	0	0	0	3	0	0	0	3	0	3
Itaipu Transfer	0	0	0	0	0	0	0	0	4	0	0	0	0	4	0	4
Generation Revenue	0	2,662	1,093	379	2,490	6,624	-63	6,560	21	1,638	942	510	2,320	5,431	-57	5,374
Non-recurring events
(-) Reversal Penalties for unavailability - CCEAR - CGT Eletrosul/ Reaccounts CCEE Furnas	0	56	0	0	0	56	0	56	0	0	0	-65	0	-65	0	-65
(-) Construction Generation	0	0	0	0	0	0	0	0	0	-3	0	0	0	-3	0	-3
Recurring Generation Revenue	0	2,718	1,093	379	2,490	6,680	-63	6,616	21	1,635	942	445	2,320	5,362	-57	5,306

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	7

Marketletter 1Q23

Analysis of the variation 1Q23X1Q22

The performance of Generation Revenue, by environment, is detailed in the tables below, with highlights:

Regulated environment (ACR): (a) consolidation of Saesa, which resulted in +1,775 MWmed and +R$712 million in revenue; (ii) increase of 99 med-MW due to Eletronorte's new auction product, of 51 med-MW and an increase of 38 med-MW due to variation in the seasonality of the Balbina contract and other seasonality of contracts, resulting in + R$ 60 million revenue.

Free Environment (ACL): (a) consolidation of Saesa, which resulted in + 725 MWmed and + R$ 438 Million in revenue; (ii) higher contracted volume (+560MW ad), despite the lower average price (201.62 in 1Q22 X R$189.83 in 1Q23), which resulted in + R$712 million in revenue; (iii) there was a reduction of about 136 med MW, equivalent to R$42 million, resulting from terminations or reductions in the UTE Itumbiara contracts entered into, pursuant to Law 13,182/2015. In accordance with article 10, °§12B of the said Law, consumers may request a reduction, without penalty, provided that they notify 6 months in advance of the beginning of the calendar year of the subsequent year. For termination, the Law establishes a minimum of 18 months for notice.

Short Term: (i) increase in settled volume estimated (+568 MWavg) at the highest PLD (R$55.7 in 1Q22 against R$69.04 in 1Q23), resulting in +R$141 million; offset by (ii) – R$ 153 million, referring to Generation Outside the Order of Merit (GFOM) at UTE Santa Cruz in 1Q22).

Volume (MWmed)	1T22	1T23	Var.
Regulated Contract	2,185	4,059	86%
Excluded Saesa	2,185	2,284	5%
Saesa		1,775	100%
Hydroelectric Quotas	7,464	5,264	-29%
Bilateral Contract	4,464	5,749	29%
Excluded Saesa	4,464	5,024	13%
Saesa		725	100%

MCP Settlement	2,125	2,693	27%

Revenue (R$ million)	1T22	1T23	Var.
Regulated Contract	1,849	2,620	42%
Excluded Saesa	1,849	1,909	3%
Saesa		712	100%
Hydroelectric Quotas	1,082	1,030	-5%
Bilateral Contract	2,010	2,538	26%
Excluded Saesa	2,010	2,100	4%
Saesa		438	100%
CCEE	483	435	-10%
Others *	-49	-63	28%
*Revenues from Construction, Financial Effect of Itaipu and Disposal (accounting adjustments - internal sales).

Average Price (BRL/MWh)	1T22	1T23	Var.
Regulated Contract	278,63	219,80	-21%
Excluded Saesa	278,63	294,85	6%
Saesa		185,56
Hydroelectric Quotas	67,10	90,58	35%
Bilateral Contract	201,62	199,68	-1%
Excluded Saesa	201,62	189,83	-6%

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	8

Marketletter 1Q23

Volume (MWmed)		1T22	1T23	Var.
	Saesa		267,87
	MCP Settlement	55,70	69,04	24%

OBS:	Average prices do not consider SPEs.
	The average price of the ACR does not consider the IPP contracts arising from the unbundling process of Amazonas Distribuidora and the thermal plant contracts based on availability.
	The price of Quotas was estimated considering the ratio between the revenue and the Physical Guarantee.

ENERGY SUPPLY TO DISTRIBUTION COMPANIES: Revenue obtained from customers who are not final consumers, such as generators, traders and distributors.

In the Regulated Contracting Environment (ACR):

(i) consolidation of SAESA (Santo Antônio Energia), which took place in 3Q22, impacting R$ 711.6 million. Contracts are updated annually (IPCA).

(ii) At CGT Eletrosul, reduction of R$ 65 million due to the recognition in 1Q22 of a court decision favorable to CGT Eletrosul, referring to retroaction of nullity of clause 14 - Penalties for unavailability - of CCEARs of the 1st Auction of New Energy of 2005, signed by the former CGTEE (today CGT Eletrosul); partially offset by the readjustment of prices of ACR contracts by the IPCA, impacting an increase of approximately R$ 27.1 million in revenues;

In the Free Contracting Environment (ACL):

(i)	consolidation of SAESA (Santo Antônio Energia), which took place in 3Q22, impacting R$269.5 million.
(ii)	increase of 560 med MW in the sales contracts in the ACL in the accumulated in Mar/23, compared to the same period of the previous year, influenced by the increase in energy available for commercialization in the ACL due to the process of gradual decoupling of the Quota Power Plants (20% pa year), with emphasis on Furnas (+170 MWavg, excluding Saesa) and Chesf (+317 MWavg).
(iii)	Decrease of 24% in Contractual Prices, motivated by the large supply of energy, due to the hydroelectric reservoirs at historic levels and the increase in the generation of renewable sources encouraged (distributed mini-generation) and by the timid growth in demand, due to the slow in the recovery of the economy. Highlight for Eletronorte (-R$103 million): decrease of R$160 million in sales revenue from HPP Tucuruí (1Q22 R$713 million X 1Q23 R$553 million), in the ACL, due to the 24% decrease in Contract Prices (1Q22 R$ 194.93/MWh X 1Q23 R$ 148.66/MWh).
(iv)	At CGT Eletrosul, reduction of R$109 million due to the difference in ACL sales prices between the two periods; partially offset by the 47% increase in the amount of energy sold in the ACL (+ 112 MWavg), due to the seasonality of Physical Guarantees and energy purchase agreements, incurring an increase in revenue of approximately R$ 30 million.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	9

Marketletter 1Q23

SUPPLY FOR END CONSUMERS: Revenue obtained from the sale of energy to customers who are final consumers:

•	At Eletrobras Furnas (+R$137 million): (i) Consolidation of Saesa (+R$168 million) related to ACL customer billing; (ii) Entry of new ACL Supply contracts representing an increase of R$12 million; partially offset by: (iii) unilateral cancellation of 136 med MW right by the buyer of part of the supply contracts, pursuant to Law 13,182, linked to UHE Itumbiara de Furnas, resulting in a reduction of R$ -42 million in the period.
•	At Eletrobras Chesf (+R$12 million): contracting of 85 average MW, resulting in a total increase of 8 average MW which, together with the monetary restatement of prices, impacted the increase in revenue, partially offset by the reduction of around 77 MW averages in the consumption of industrial customers reached by Law 13,182/2015 in the accumulated until Mar/2023, justified by the reduction of the Physical Guarantee of the plants from Jan/2023 and consequent reduction of the contract with the consumers of the referred Law.
•	At Eletrobras Eletronorte (-R$12 million): (i) R$6.6 million decrease in Albrás' billing, due to variations in parameters, defined in the contract, used to calculate the final sale price, such as the of Aluminum, Dollar and Sector Charges: (a) 17% drop in average aluminum prices (US$ 2,972.1 1Q22 X US$ 2,468.5 1Q23); (b) negative variation of 1% in average dollar conversion (1Q22 R$5.23/US$ X 1Q23 R$5.19/US$); (ii) there was also a R$3.9 million reduction in revenues at South and at R$3.1 million at Alcan, due to the seasonality of MWm sold (15 MWm (1Q22) x 7.2MWm (1Q23) - SOUTH) and ( 8MWm (1Q22) x 2 MWm(1Q23)- ALCAN);

CCEE

(i)	Decrease in the amount of electricity settled in the Short-Term Market is mainly due to the impact of Generation Outside the Order of Merit (GFOM) at UTE Santa Cruz de Furnas, which occurred in 1Q22, resulting in the difference in revenue of charges (of R$153 million), which led to a higher result in the MCP result in 2022.

Partially offset by:

(ii) the 24% increase in PLD (1Q22 R$ 55.7/MWh X 1Q23 R$ 69.0/MWh) impacting the uncontracted energy settled in the short term;

(iii) At Eletronorte, a 21% increase in the settlement of the surplus under the MCP/CCEE (1Q22 1584.75 avg MW X 1Q23 1914.47 avg MW);

(iv) GSF variation for the period (average of 95% in 2022 and 104% in 2023).

(v) In Furnas, impact due to the effects of re-accounting, referring to the year 2016. Such re-accounting occurred due to CCEE having credited undue amounts to Furnas in May/22, whose impact in 1Q23 was in the order of a reduction of R$ 56 million.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	10

Marketletter 1Q23

Operation and Maintenance Revenue - Plants Renewed by Law 12,783/2013 (quota system)

•	The negative variation is mainly due to the beginning of the process of gradual release of quota holders (20% in each year, from January 2023), attenuated by the effects of the annual readjustment of the RAG of approximately 14%, in accordance with Ratifying Resolution No. 3068 /2022 (cycle 2022-2023), and the increase in CFURH in the accumulated in Mar/23 compared to the accumulated in Mar/22, with emphasis on the variations in Chesf (-R$37 million) and Furnas (-R$14 million).

CONSTRUCTION REVENUE

•	In Furnas (-R$4 million): (i) with the enactment of Law 14,182/21, the treatment for quota-holding plants was changed and, as of June 2022, there is no longer any accounting of the generation financial asset in construction revenue, not resulting in an effect on the result with a corresponding entry in revenue.

OPERATING INCOME

1Q23X1Q22 VARIATION ANALYSIS IFRS X Regulatory Transmission Revenue
	1Q23			1Q22			Regulatory Variation
	IFRS	Adjustment	Regulatory	IFRS	Adjustment	Regulatory	1Q23x1Q22
Furnas	1,522	11	1,532	1,597	-315	1,282	19.6%
Chesf	1,449	-160	1,289	1,408	-313	1,095	17.7%
CGT Eletrosul	514	-77	437	550	-139	411	6.1%
Eletronorte	803	-62	741	749	-146	603	22.9%
Eliminations	-71	71	-69	-63	63	-42	-
TOTAL	4,216	-218	3.929	4,241	-850	3.348	17,3%

•	The variation in the RAP (regulatory revenue) is mainly due to (i) inflation of 11.73% applied to the RAP for the 2022-2023 cycle, which started in July/2022; and (ii) the 15% increase in the RAP of the RBSE, net of the 11.73% inflation, due to the reprofiling of the RBSE.

Transmission Revenue (IFRS)

Operating Transmission Revenue	1Q23	1Q22%
Transmission Revenue	4,216	4,241	-1%
Operation and Maintenance revenue	1,634	1,523	7%
Construction Revenue	284	147	93%
Contractual Revenue - Transmission	2,299	2,571	-11%
Non-recurring events

Recurring Transmission Operating Revenue	4,216	4,241	-1%

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	11

Marketletter 1Q23

ANALYSIS OF VARIATION 1Q23X1Q22

Receita de O&M

•        At Eletronorte (+R$65 million): (i) R$71.9 million increase in O&M revenue from the renewed contract (058/2001), due to: (a) R$133.5 million increase in billed revenue (1Q23 R$578.0 million x 1Q22 R$444.5 million) due to the 22% readjustment in the RAP of contract 058/2001 by Ratifying Resolution 3067/2022 effective from July/2022, mainly due to increase in the financial component of the RBSE due to the reprofiling instituted in the 2021/22 cycle; (b) Reduction of R$61.6 million due to the increase in amortization (R$300.7 million in 1Q23 x R$239.1 million in 1Q22), due to the 2022 tariff readjustment. (ii) R$ increase $0.8 million in O&M revenue due to accrual adjustment of TUST revenue. This revenue is no longer collected due to incentives given to free consumers who have discounts on the Tariff for the Use of the Transmission System (TUST). This portion of the RAP is received via the Energy Development Account (CDE) in the month following its accounting. As the accounting record must be done on an accrual basis, there is a time lag that is adjusted monthly; (iii) On the other hand, there was a reduction of R$7.7 million in O&M revenue from non-renewed contracts, due to: (a) Reduction of R$11.4 million due to the increase in amortization (R$85 .2 million 1Q23 x R$73.8 million 1Q22) due to the 2022 tariff readjustments - Ratifying Resolution 3067/2022; (b) On the other hand, there was an increase of R$ 3.7 million in billed revenue (1Q23 R$ 162.0 million x 1Q22 R$ 158.3 million). Despite the readjustment of the RAPs of all contracts having been relevant due to the IPCA of the cycle of Ratifying Resolution 3067/2022 (11.73% effective from July/2022), the adjustment portion of the previous cycle of ETE contracts and PVTE had a negative impact of R$15.6 million (annual basis) on billed revenue.

•        Chesf (+R$47 million): (i) Publication of Aneel Ratifying Resolution 3067/2022, which contemplates the effects of the periodic tariff review of 10 Company concession contracts: 010/2007, 012/2007, 009/2011, 010 /2011, 2011/017, 2012/005, 2012/017, 2012/018, 2012/019, 2011/008; which resulted in an increase in RAP of R$ 19 million per cycle, which represents around 19.97% in the increase in RAP and a positive effect on the result of R$ 228 million; (ii) Tariff readjustment for the 22/23 cycle for the other non-reviewed contracts, as well as recognition of RAP's for small reinforcements, without previously established revenue, which caused an increase in revenue in the amount of R$ 13 million for the 2022 cycle /2023 and an effect of R$141 million on the Company's results.

•        In Furnas (+R$24 million): due to the change in tariff cycles, based on the current regulation (REH nº. 3,067/22), which, in its annexes, details the readjustments of the Transmitters' RAPs. Highlight for the annual contractual readjustment by IPCA 11.73% or IGP-M 10.72%, depending on the Concession Contract. Incorporation by FURNAS of Concession Agreement nº 028/2009, of the former TGO (approximately R$ 1.5 million/month).

Partially offset by:

•        At CGT Eletrosul (-R$17 million): (i) reduction of approximately 53% of the O&M RAP related to MP 579/2012, which occurred gradually in 1/5 per cycle during the period 2018/19 to 2022/23, as stipulated by ANEEL in the periodic tariff review process, REH ANEEL nº 2.716/2020, generating a reduction of R$ 13.0 million in the analyzed period; ii) Concession Advance Apportionment 057/2001 with a negative effect of R$ 6.3 million.

CONSTRUCTION REVENUE – TRANSMISSION

•        The variation is mainly due to investments made (appropriated and allocated) in transmission projects in progress, associated with several concession contracts. The variation presented in the companies was: Chesf (+R$66 million); Furnas (+R$20 million); Eletronorte (+R$28 million); CGT Eletrosul (+R$22 million).

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	12

Marketletter 1Q23

CONTRACTUAL REVENUE – TRANSMISSION

•	The reduction is mainly due to lower inflation rates (IPCA) in the period, which ended up offsetting the effects of the increase in contractual assets between March 2022 (BRL 2,571 billion) and 2023 (BRL 2,299 billion). The variation presented in the companies was: Furnas (-R$120 million); Chesf (-R$72 million); Eletronorte (-R$41 million); CGT Eletrosul (-R$40 million). This effect is due to the application of the IFRS rules and differs from the regulatory revenue, which had its readjustment, according to ReH nº. 3,067/22, in July 2022.
OPERATIONAL COSTS AND EXPENSES
Other Operating Income	1Q23	1Q22%
Other Revenue	221	202	9%

OTHER INCOME

ANALYSIS OF VARIATION 1Q23X1Q22

•	At Eletrobras Eletronorte (+R$27 million): (a) R$36 million of variation in CDE revenues, due to the lag in the charging period of readjusted tariffs in 122 given that resolution 3034/22, which approved the budget of the fund for the year 2022, was only published on 04/26/2022. These effects were partially offset by the reduction in the following items: (a) R$6 million in Operation and Maintenance services; (b) R$4.4 million in revenues from telecommunications services;
•	At Eletrobras Holding (-R$ 13 million) related to revenue from services provided in 1Q22 with UTE Uruguay since there was no need to import energy.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	13

Marketletter 1Q23

OPERATIONAL COSTS AND EXPENSES

OPERATIONAL COSTS AND EXPENSES
Operational costs	1Q23									1Q22
	Eletrobras	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Total	Elimination	Consolidated	Eletrobras	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Total	Elimination	Consolidated
									IFRS									IFRS

Energy purchased for resale	0	-454	-49	-155	-44	0	-702	63	-639	-16	-277	-50	-148	-48	0	-540	57	-483
Charges on use of the electricity grid	0	-389	-253	-16	-222	0	-881	71	-810	0	-193	-220	-15	-211	0	-639	79	-560
Fuel for production electric power	0	-98	0	-33	-311	0	-442	0	-442	0	-302	0	-21	-315	0	-638	-131	-648
Construction	0	-36	-269	-55	-39	0	-398	0	-398	0	-19	-133	-33	-11	0	-195	0	-195
Personnel, Material, Services and Others	-240	-559	-471	-202	-484	-1	-1.957	5	-1.952	-1.952	-193	-400	-462	-226	-1	-3.233	-1	-1.772
Depreciation and amortization	-1	-370	-96	-58	-386	0	-911	0	-903	-1	-101	-35	-59	-325	0	-520	-142	-501
Operating Provisions	-34	-255	-116	-101	-70	0	-576	0	-576	-648	-249	-158	-15	-957	0	-2.027	-43	-1.941
Total Operating Costs and Expenses	-275	-2.161	-1.255	-620	-1.555	-1	-5.867	140	-5.720	-2.617	-1.335	-996	-751	-2.093	-1	-7.792	-181	-6.101
Non-recurring events
(-) Non-recurring PMSO events	32	24	3	0	23	0	82	0	82	7	66	0	4	10	0	88	0	88
(-) Non-recurring provisions	59	258	142	99	77	0	635	-58	576	666	200	103	14	950	0	1.931	-51	1.880
(-) Generation Construction	0	0	0	0	0	0	0	0	0	0	3	0	0	0	0	3	0	3
Total Recurring Operating Costs and Expenses	-184	-1.880	-1.110	-520	-1.456	-1	-5.151	82	-5.062	-1.944	-1.066	-893	-733	-1.133	-1	-5.770	-232	-4.129

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	14

Marketletter 1Q23

ANALYSIS OF VARIATION 1Q23X1Q22

ENERGY PURCHASED FOR RESALE

•	At Eletrobras Furnas (+R$176 million), influenced by the following factors: (i) Consolidation of SAESA (+R$159 million), whose composition consists of short-term energy (CCEE) and energy purchased for resale (Bilateral), being : (R$ 14 million and R$ 145 million) respectively, with an average MW of 379.62; (ii) price adjustment of approximately 5% in the purchase agreements in force in the period, representing an increase in expenses of approximately R$14 million; (iii) purchases made in 2023 (taking advantage of market opportunities, including incentivized energy), totaling an expense increase of R$13 million, when compared to the same period in 2022; and (iv) In Electric Energy purchased for Short-Term Resale, in Feb/23, there was a negative exposure in the MCP due to the effects of reaccounting, which led to the return of amounts received in the profile of UTE Santa Cruz, referring to the year 2016.
•	At Eletrobras CGT Eletrosul (+R$ 7 million), due to: (i) the 6% increase in the average price, increasing the cost by R$ 8.6 million; (ii) increase in energy purchased through the MCP, impacting a cost increase of R$1.8 million. These effects were partially offset by (iii) the lower quantity purchased in 1Q23, resulting in a reduction of R$7.6 million; (iv) reduction in PIS/COFINS credits amounted to R$4 million in 1Q23.

Partially offset by:

•	In the holding (-R$16 million): improvement of the country's hydrological conditions, significantly reducing the need to import electricity from the Oriental Republic of Uruguay, accompanying the above-reported decline in CEEE revenue.

FUEL FOR ELECTRICITY PRODUCTION

•	Eletrobras Furnas (-R$204 million), due to (i) lower dispatch from the Santa Cruz plant in 2023, 96 GWh 1Q23 x 558 GWh 1Q22, due to the condition of the reservoirs at the time; (ii) Generation dispatches, for the Santa Cruz plant in 2023, amounted to 96 GWh and, in the same period of 2022, were 558 GWh, due to the conditions of the reservoirs at the time.
•	Eletrobras Eletronorte (+R$ 4 million) net of expense recovery due to (i) increase of R$ 26.3 million due to the annual contractual readjustment of the installments that make up the price of gas. The volume of natural gas consumed had a small variation of 0.08% between quarters; (ii) increase of R$ 18.4 million referring to ancillary natural gas expenses (Transport Ship or Pay and Margin), due to the annual contractual readjustment of the 5.9% transport portion and the Distribution Margin Portion of Cigas in 7.2%. On the other hand, there was (iii) a reduction of R$ 15.2 million related to the reversal of ICMS on sales of energy produced by UTE Mauá 3, due to the consumption of natural gas. The reversal occurs because the sale is outside the state of AM and is exempt from ICMS. Expense recoveries increased by R$ 34 million due to the revenue from the accumulated CCC being 9.70% higher than in 1Q22, impacted by the annual contractual readjustment of the prices of Transport Installments and Cigás' Distribution Margin by an average of 6,76%.
•	Eletrobras CGT Eletrosul (+R$ 1.5 million) net of expense recovery due to: (i) readjustment of around 16.7% (parametric index) in the cost of coal, impacting an increase of R$ 4 million. In addition, the accounting for coal generally occurs with a delay of one month, however in Mar/23 it was paid within the accrual period with an impact of R$ 12 million. (ii) higher expenses with fuel oil of R$5.4 million, given the need to restart the Plant's boiler, in 2022 this item was released in material; (iii) the recovery of coal expenses in 1Q23 was R$38.5 million and around R$5.4 million in reimbursement of fuel oil, used in the process of restarting the boiler at Usina Candiota; (iv) recovery percentage - CDE reimbursement as of Feb/23 was 100% of the purchase, while in 1Q22 it was 44%.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	15

Marketletter 1Q23

CHARGES ON USE OF THE ELECTRICITY GRID Encargos de Uso de Rede

•	Readjustment of network usage charges, according to Ratifying Resolution 3066-ANEEL of 06/12/2022 of 15%.
•	Consolidation of SAESA (R$ 191 million), which consists of: (i) Charges on the use of the electricity network - TUST (R$ - 210.5 million), (ii) PIS and COFINS credits in the amount of (R$ 19.7 million).

CONSTRUCTION

•	Chesf (+R$136 million): (i) Construction cost comes from investments made in ongoing transmission projects. The significant variation between the periods is associated with the end of the incremental period (Feb/18 to Jan/23) of the CTT 061/2001 RTP cycle. Considering that the projects that are the scope of the tariff review should be closed, all pending achievements were completed by the end of this window. As a result of the above, it is worth mentioning that the construction cost of JAN/23 represents 64% of the total construction cost of the 1st TRI of 2023.
•	At Eletronorte (+R$28 million): (i) Increase of R$29.5 million in the construction expense of several contracts: R$21.6 million in the renewed contract 058/2001, R$4.1 million in the contract 012/2009 (ETE), R$ 2.7 million from the new contract 013/2022 (SE Caladinho) and R$ 1.1 million in contract 010/2009 (Porto Velho TE)); (ii) Reduction of R$ 1 .1 million in construction expenses for contracts 004/2011 (SE Lucas do Rio Verde R$ 456 thousand), 001/2009 (LT Ribeiro Gonçalves–Balsas R$ 413 thousand) and 007/2008 (LT São Luís II– São Luís III BRL 231 thousand).
•	At CGT Eletrosul (+R$ 22 million): (i) investment of R$ 53.3 million in transmission in the accumulated period of 2023, against investment of R$ 27 million in 2022. The amount of construction expenses is related to the amount of investment in transmission.
•	In Furnas (+R$17 million): variation refers to contract 062/01 (in 2022 it was R$ -14.86 million and in 2023 it was R$ -33.79 million). In the other contracts, the values for 2022 and 2023 totaled R$ - 717 thousand and R$ - 2.02 million, respectively. In 1Q22, Generation Construction Expenses amounted to R$ -3.41 million. As of Jun/22, with the enactment of Law 14,182/21, the treatment for shareholder plants was changed and there will no longer be accounting of the Financial Asset Generation in Construction Expenses.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	16

Marketletter 1Q23

PERSONNEL, MATERIAL, SERVICES AND OTHER
Personnel, Material, Services and Others	1Q23									1Q22
	Eletrobras	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Total	Eliminations	Consolidated IFRS	Eletrobras	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Total	Eliminations	Consolidated IFRS
Personnel	-95	-274	-248	-130	-288	0	-1,036	0	-1,036	-83	-193	-263	-121	-284	0	-944	-172	-1,116
Material	-4	0	-3	0	17	0	10	0	10	0	0	0	0	0	0	0	2	2
Services	0	-17	-9	-5	-14	0	-45	0	-45	0	-6	-9	-16	-13	0	-44	-12	-56
Others	-83	-172	-84	-49	-107	-1	-495	0	-495	-47	-121	-48	-72	-62	-1	-352	-72	-423
PMSO total	-58	-96	-128	-17	-93	0	-392	5	-386	-63	-80	-141	-17	-43	0	-343	-29	-372
Non-Recurring Items	-240	-559	-471	-202	-484	-1	-1,957	5	-1,952	-193	-400	-462	-226	-401	-1	-1,682	-282	-1,965
Incentive Plans (PAE, PDC)
Personnel	4	0	3	0	-17	0	-10	0	-10	0	0	0	0	0	0	0	-2	-2
Indemnity Allowance Health Plan	0	0	0	0	0	0	0	0	0	2	14	0	4	10		31	0	31
Expenses with consulting services associated with the transformation	28	0	0	0		0	28	0	28	0	0	0	0	0	0	0	0	0
Personnel: Furnas labor claims/ Provision ACT 2021	0	0	0	0	0	0	0	0	0	0	52	0	0	0	0	52	0	52
Indemnities, losses and damages: CAEFE (2022)/ Losses of non-reversible goods Furnas	0	24	0	0	0	0	24	0	24	0	20	0	0	0	0	20	0	20
Legal costs (except labor)/ CDE Eletronorte Fiscalization	0	0	0	0	39	0	39	0	39	5	0	0	0	0	0	5	0	5
Recurring PMSO	-208	-535	-468	-202	-462	-1	-1,876	5	-1,870	-186	-314	-462	-222	-391	-1	-1,575	-285	-1,859

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	17

Marketletter 1Q23

IMPACT PMSO CONSOLIDATION SAESA

Personnel, Material, Services and Others	1Q23
Personnel	23
Material	7
Services	39
Others	3
PMSO total	72

ANALYSIS OF VARIATION 1Q23X1Q22

personnel

•	Consolidation of R$ 23 million from SAESA, as of 3Q22, while in 1Q22, SAESA was considered only in the equity interest account.
•	Collective Bargaining Agreement – ACT22/23, readjustment of 12.13% (IPCA), with an estimated impact of R$113 million in the quarter, offset by savings related to Dismissal Plan shutdowns, according to the months of shutdowns, reducing vacations, expenses with food/education/transport, overtime and dangerous work; and the launch of a surplus of the PreviNorte pension plan of R$ 4 million higher in 1Q22 than in 1Q23.
•	In Furnas, retroactive expenses related to ACT21 of R$ 52 million, recognized in 1Q22 after the conclusion of the Collective Agreement.
•	Payment, in 1Q22 with no counterpart in 1Q23, of a non-recurring indemnity allowance of around R$ 31 million referring to the change in health plan conditions and increased co-payment by the companies' employees.

Material

•	In Furnas (+R$11 million): (i) consolidation of Saesa (+7 million), and increase in Operational Maintenance Material items (R$ -3 million), with emphasis on replacement of Siemens materials (R$ -1, 3 m at sea23), and Fuel and Lubricants - diesel oil, grease, lubricants, gasoline, ethanol, motor oil, etc. (R$ -858 thousand).

Partially offset by:

•	CGT Eletrosul (-R$ 5 million): Limestone and other materials used directly in the production of UTE Candiota were reclassified to fuel for energy production. The amount is equivalent to R$ 5.8 million; (ii) In 1Q22, the expenditure on Virgin Lime was R$7.7 million and was not reclassified, and, (iii) in 1Q23, other operating materials were R$2.5 million lower than in the same period of the previous year UTE Candiota was undergoing scheduled maintenance requiring the acquisition and use of large amounts of material.

ServiCES

•	In Furnas (+R$51 million): (i) consolidation of Saesa, with a total addition of R$39 million, in 1Q23, without comparison in 1Q22; (ii) Consulting services of +R$ 6 million (highlighting accounting, tax and actuarial advisory services aimed at complying with SEC/CVM regulations); (ii) Maintenance/Edif/Mobile Services of +R$ 3 million, and (iii) Computer Program Assignment of +R$ 3 million.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	18

Marketletter 1Q23

•	Holding (+R$41 million): Increase of R$29 million in consulting and auditing, of which R$28 million related to the transformation office, R$5 million in legal services, R$3.4 million in IT Technical Service - Software and R$ 2.5 million for studies and projects.
•	At Chesf (+R$35 million): (i) R$12 million increase in expenses with cleaning and conservation of properties and facilities; (ii) R$ 6 million increase with asset surveillance automation services; (iii) increase with maintenance of operating assets by R$8 million; (iv) R$2 million increase with maintenance of right-of-way and access roads; (v) increase in spending on utilities and services by R$2 million; (vi) increase in hired labor of R$2 million; (vii) increase in expenses with information technology by R$ 2 million.
•	At Eletronorte (+R$29 million): (i) increase of R$7.1 million in maintenance of operational assets. The main reason was the payment of two months of equipment leasing for UTE Aparecida to MTU, which were paid in arrears due to the delay in issuing the INVOICE due to the need to prove the hours of operation to be paid; (ii) increase of R$6.2 million in transport services, including driver services. (iii) increase of R$4.1 million in contractor services, due to expenses with equipment maintenance services at the Tucuruí HPP and payment of the O&M service contract and HVDC tests, at SEs Araraquara and Porto Velho; (iv) increase of R$2.3 million in maintenance services for buildings, furniture and office equipment. (v) the remainder of the increase, R$7.3 million, occurred in miscellaneous services, such as financial system services, slash cleaning, technical and administrative services, security, and airline tickets.

Partially offset by:

•	CGT Eletrosul (-R$22 million): (i) in 2023, operational maintenance services were R$23 million less than in 2022 due to the annual shutdown of UTE Candiota, in 1Q22, which demanded high expenses with services provided by the responsible company by maintenance. (ii) consulting services decreased by R$2.7 million, due to lower expenses with legal consultations. (iii) offsetting travel, R$1.9 million, building maintenance, R$1.2 million, and IT services, R$2 million, increased in 1Q23.

OTHERS

•	At Eletronorte (+R$ 50 million): (i) increase in 1Q23 in other operating expenses of R$ 38.6 million, due to the return of funds from the CDE, to Eletrobras, used in the Luz para Todos program, paid in March 2023; (ii) increase in Donations of R$17 million in contributions to CEPEL; (iii) in 1Q23, in recovery of expenses of R$ 5.8 million, due to adjustments to property, plant and equipment from assets incorporated by Amazonas Geração e Transmissão, as a reduction account, reducing expenses in 1Q22, which did not occur in 1Q23; (iv) increase of R$4.7 million in taxes and compulsory fees; On the other hand, there was a reduction of R$ 17.5 million, R$ 13.9 million in insurance for installations, equipment and inventories, and R$ 3.5 million in rental of movable property for commercial purposes.
•	Furnas (+ R$36 million): (i) Losses on the Deactivation of Non-Reversible Assets, due to the write-off of materials not in conditions of use (unusable) in January/23, in the amount of R$ -24 million, resulting from the process of Physical Property Inventory of Furnas General Equipment, which included the validation of equipment at the company's 93 units, in compliance with internal regulations and SOX certification. Consolidation of SAESA, with an impact of R$ 3 million in 1Q23; (iii) increase in the amount of the contribution to CEPEL, which was higher in 2023: R$2.41 million/month in 2022 against R$6.03 million/month in 2023.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	19

Marketletter 1Q23

•	At Chesf (-R$30 million): (i) R$12 million increase in expenses with retiree benefits, due to the increase in the cost of interest on the BD benefit plan; (ii) increase with judicial convictions of R$ 21 million.
•	Holding (+R$23 million): (i) R$ 25 million related to changes in the risk of lawsuits and payments. (ii) higher expense with property rental R$-4.5 million. These impacts were partially offset by: (iii) reduction of R$31 million in donations. In 1Q22, R$ 31 million of Contribution to CEPEL, according to Resolution 644/2022 there will be no further contribution by the Holding in 2023.

Other Costs and Expenses	1Q23	1Q22
Outras Despesas
Taxes (other than deductions from operating income)	-29	-17
Leases and Rentals	-14	-11
Insurance	-33	-50
Bank guarantee	-16	-14
Civil indemnities	-36	-12
Retired Benefit	-84	-3
Losses on Deactivation of Non-Reversible Assets	-24	0
Return of resources from the CDE	-39	0
Other expenses	-33	-44
1. OTHER EXPENSES	-309	-151
2. OTHER COSTS	-31	-31
3. DONATIONS AND CONTRIBUTIONS	-47	-47

TOTAL OTHERS (1+2+3)	-386	-319

DEPRECIATION AND AMORTIZATION

Depreciation and amortization
Depreciation and amortization	1Q23	1Q22%
Depreciation and amortization	-903	-501	80%

1Q23X1Q22 VARIATION ANALYSIS

DEPRECIATION AND AMORTIZATION

•	Consolidation of Saesa, with an impact of R$ 204 million, without comparison with 1Q22.

•	Amortization of new Concession contracts in the amount of R$ 344 million in 1Q23, with no counterpart in 1Q22 (detail of amortization schedule, by plant, below).

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	20

Marketletter 1Q23

Plants	Companie	Type	Value per plant - initial recognition	2023 (R$ thousand)
Boa Esperança	Chesf	Shareholder	876,032	6.371
Complexo Paulo Afonso	Chesf	Shareholder	10,590,724	77.023
Luiz Gonzaga	Chesf	Shareholder	4,693,535	34.135
Xingó	Chesf	Shareholder	11,267,333	81.944
Sobradinho	Chesf	PIE	874,546	29.152
Funil - BA	Chesf	Shareholder	28,489	207
Pedra	Chesf	Shareholder	7,122	52
Coaracy Nunes	Eletronorte	Shareholder	582,030	4.233
Tucuruí	Eletronorte	PIE	25,542,126	851.404
Curuá-Una	Eletronorte	PIE	160,582	5.353
Corumbá I	Furnas	Shareholder	1,431,622	10.412
Estreito	Furnas	Shareholder	3,177,816	23.111
Funil - RJ	Furnas	Shareholder	590,624	4.295
Furnas	Furnas	Shareholder	4,025,234	29.274
Marimbondo	Furnas	Shareholder	4,416,843	32.122
Porto Colômbia	Furnas	Shareholder	1,322,485	9.618
Itumbiara	Furnas	PIE	2,958,106	98.604
Masc de Moraes	Furnas	PIE	2,476,008	82.534
Total			75.021.257	1,379,845

Empresa	Value (initial recognition)	Amortization result 1Q 2023
Chesf	28,337,781	- 57,221
Eletronorte	26,284,738	- 215,247
Furnas	20,398,738	- 72,493
Total	75,021,257	- 344,961

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	21

Marketletter 1Q23

OPERATING PROVISIONS

Operating Provisions	1Q23	1Q22%
Operating Provisions/Reversals	-576	-1.941	-70%

Non-recurring provisions/reversals
Provision for Disputes	-550	-655	-16%
PECLD - Financing and loans	-4	-364	-99%
PECLD: Eletronorte 1Q22 referring to the customer Amazonas Energia	0	-811
Estimated losses on investments	0	-16	-100%
Provision for Implementation of Shares - Compulsory Loan	-22	-11	102%
Provision for unsecured liabilities	0	-23	-100%

Non-recurring provisions/reversals
Warranties	2	3	-32%
PCLD (excluding PCLD Prospective Estimate of Prospective Credit Loss (CPC 48))	-57	-85	-33%
GAG improvement	33	-75	-144%
Others	22	96	-77%
Recurring provisions/reversals	0	-61	-100%

The positive values in the table above mean reversal of provision.

ANALYSIS OF VARIATION 1Q23X1Q22

The variation is mainly explained by:

•	Provision for Litigation of R$550 million in 1Q23, compared to a provision of R$655 million in 1Q22, mainly due to: Eletrobras Furnas (i) lawsuits filed by Integral Engenharia Ltda, totaling R$147 million, requiring payments pending in administrative contracts, the object of which is the implementation of the new section of the Centro Atlântica Railway, in the Municipalities of Chiador and Além Paraíba/MG, for AHE Simplício - Queda Única. There was an unfavorable decision for Furnas, which reclassified the risk to probable; (ii) net reversal of R$ 30 million referring to the lawsuit filed by CONBAT – Consortium Supplier of the Batalha Power Plant, resulting from the Judicial Agreement between the parties; (iii) Constitution of Labor Contingencies in the amount of R$68 million, with emphasis on the constitution, in the amount of R$21 million, referring to a lawsuit filed by the Union of Electricians of Furnas, with the purpose of preventing the reduction of the calculation basis for the value of the premium for hazardous work, which is now levied on the base salary and no longer on all wage-related amounts. There was a court decision against FURNAS; At Eletrobras Chesf (iv) Correction of the K Factor process, partly based on the IGPM, in the amount of R$ 41.9 million; (v) R$70.2 million increase in civil provisions due to process updates and (vi) R$11 million reduction in labor provisions; At Eletrobras CGT Eletrosul, the following stand out (vi) provision for labor contingencies of R$ 49 million, due to updating values and reclassifications of risks; (vii) civil contingencies increased by R$25 million mainly due to two lawsuits: Engevix related to the construction of Usina São Domingos and Renobrax arising from the lawsuit related to the assignment of Eólicas Hermenegildo projects. Eletrobras Holding: (viii) net reversal of R$25 million related to the Compulsory Loan, due to the reversal of R$77 million due to discounts on lawsuit agreements and the constitution of a provision for unfavorable decisions of R$52 million, against a net provision of R$300 million in 1Q22. In 1Q22, the total amount (inventory) of the provision for compulsory loan lawsuits (2nd phase) reduced to R$24,226 million (X R$24,340 million in 4Q22), highlighting the total reduction of R$120 million due to court agreements , of which R$ 43 million were payments for agreements; and 77 million discounts obtained from agreements signed in the period, and the monetary restatement of R$ 376.6 million – the latter with an impact on the financial result); The provision entries were also partially offset by: (viii) Write-off in the amount of R$89.8 million, referring to the claim filed by the Consortium Supplier Batalha Conbat, due to the court agreement entered into in the records.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	22

Marketletter 1Q23

•	Provision for PCLD – Consumers and Resellers: +R$ 17 million at Chesf and +R$ 33 million at Eletronorte referring to the provision of R$ 20.6 million referring to current energy supply
•	Reversal of the provision for GAG Melhoria in the amount of R$ 75 million due to the discounting of generation revenue (Law 14,182/2021), compared to a constitution of R$ 33 million in 1Q22.

SHAREHOLDINGS

Shareholdings
Shareholdings	1Q23	1Q22%
Income from Equity Interests	509	626	-19%

Shareholdings	1Q23	1Q22%
Affiliated Highlights
Eletronuclear	-31	74	-141%
Itaipu	0	116	-100%
CTEEP	263	190	38%
Cemar	54	43	25%
Lajeado Energia	28	24	19%
Destaques SPEs
IE Madeira	60	79	-25%
Chapecoense	44	31	43%
Norte Energia (Belo Monte)	-61	-83	-26%

Outras Equivalências	152	152	-0,1%

TOTAL OTHERS (1+2+3)	509	626	-19%

ANALYSIS OF VARIATION 1Q23X1Q22

SHAREHOLDINGS

•	Equity interest went from R$626 million in 1Q22 to R$509 million in 1Q23, a negative variation of 19%, mainly impacted by: (i) Eletronuclear's equity pick-up, which went from a positive amount of R$74 million in 1Q22 to a negative amount of R$31 million in 1Q23; (ii) Itaipu's Equity Income, which was R$116 million in 1Q22 with no contra entry in 1Q23, considering the sale of the shareholding. These movements were partially offset by: (iii) an improvement (+R$73 million) in the equity result of the interest in CTEEP, mainly due to the readjustment of the RAP and higher revenues related to new investments (reinforcements and improvements and entry of IE Ivaí, in partial operational phase).

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	23

Marketletter 1Q23

FINANCIAL RESULT

Financial Income and Expenses

Financial Result	1Q23	1Q22%
Financial income
Interest income, commissions and fees	145	215	-32%
Revenue from financial investments	786	329	139%
Moratorium addition on electricity	57	113	-49%
Interest income on dividends	0	62	-100%
Other financial income	150	108	38%
(-) Taxes on financial income	-67	-60	11%
Financial Expenses
Debt charges	-1,852	-856	116%
Other financial expenses	-181	-110	64%
Financial items, net
Monetary variations	-394	-181	117%
Exchange Variations	163	1,049	-84%
Derivatives	-233	-79	193%
Charges of obligations with CDE	-553	0	-
Charges for revitalizing watersheds	-88	0	-
Financial discount in advance - ENBpar	-335	0	-
Financial Result	-3,133	589	-632%
Adjustments
(-) Emp, Distributors + AIC	-35	-163	-79%
(-) Monetary update, company compulsory	378	362	5%
(-) Interest and exchange variation on ITAIPU sale to ENBPar	335	0	-
(-) Reversal of penalties for unavailability / delays in the collection of deferred ICMS on the purchase of mineral coal - CGT Eletrosul	8	-34	-100%
Recurring Financial Result	-2,446	753	-425%

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	24

Marketletter 1Q23

FINANCIAL RESULT:

VARIATION ANALYSIS 1Q23X1Q22

In 1Q23, the financial result presented a negative variation, having presented a positive result of R$589 million in 1Q22 and a negative result of R$3,133 million in 1Q23. The main variations were:

•	Debt Charges, from R$856 million in 1Q22 to R$1,852 million in 1Q23, with emphasis on the consolidation of Saesa, which recorded expenses of R$709 million. Of this amount, financial charges and FNO represent R$495 million and charges on debentures R$214 million. Updates for 1Q23 were average IPCA 0.7% for debts and debentures and for FNO with a fixed update of 8.5% p.a. In addition, Eletrobras Furnas raised 3 new loan agreements in 2Q22, with an impact of R$96 million more on the 1Q23 result.
•	Monetary restatement expenses, due to the application of Selic on a portion of the provision for compulsory loan lawsuits (2nd phase – book-entry credits) of R$377 million in 1Q23, against R$362 million in 1Q22.
•	Net exchange variation, with a positive net impact of R$1,049 million in 1Q22 against a positive impact of R$163 million in 1Q23, mainly due to the variation in the dollar exchange rate in the period compared (-15.1% in 1Q22 and -4.9% in 1Q23), detailed below in item 1.3.1.
•	Financial expense of R$ 335 million, non-recurring, referring to the discount granted to ENBPar for the early payment of credits due on Itaipu's shareholding.
•	Financial Expenses of IPCA + Charges on the outstanding balance of obligations with the CDE (being the charge of 7.6% per year) of R$1,157 million and the obligations with the revitalization projects of the hydrographic basins and the Legal Amazon (charge of 5.67%), of R$216 million in 1Q23, without counterpart in 1Q22. These obligations were established by Law 14,182/21 (Eletrobras Privatization), as one of the conditions for obtaining new concession grants for electricity generation, for another 30 years. Charges were calculated based on data published in Resolution CNPE 015/2021: (i) present value of the obligation; (ii) the future flow of payments; and (iii) the payment period.
Charges with the CDE and Projects - Law 14.182/2021	1st Quarter 2023 - In R$ million
	Chesf	Eletronorte	Furnas	Totais
Debt charges - Obligations with the CDE	-159	-231	-163	-553
Debt charges - Revitalization of watersheds	-23	-35	-30	-88
Passive monetary restatement - Obligations with the CDE	-174	-252	-178	-604
Passive monetary update - Revitalization of watersheds	-33	-51	-43	-127
Total charges with the CDE and Projects - Law 14,182/2021	-389	-570	-413	-1,372

OTHER INCOME AND EXPENSES

Other Income and Expenses	1Q23	1Q22%
Other Income and Expenses	-11	121	-109%

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	25

Marketletter 1Q23

INCOME TAX

Income tax and social contribution	1Q23	1Q22%
Current income tax and social contribution	-398	-694	-43%
Deferred income tax and social contribution	-50	-80	-38%
Total income tax and social contribution	-448	-774	-42%
Adjustment
(-) Eletrosul Adjustments / Estimate Chesf PCLD/IR Furnas SAESA	0	26	-100%
Recurring income tax and social contribution	-448	-748	-40%

DISCONTINUED OPERATIONS

	1Q23	1Q22%
Discontinued Operations	0	88	-100%

As provided for in Law No. 14,182/2021, the capitalization of Eletrobras was conditioned to the corporate restructuring to maintain, directly or indirectly, the companies Eletronuclear and Itaipu Binacional under the control, directly or indirectly, of the Union, through the transfer of control to ENBpar. The effect on the result, as well as the comparison, were disclosed in 2Q22 in accordance with accounting pronouncement CPC 31/IFRS 5, to present the transactions of the segments mentioned above separately from the continuing operations. Thus, after the capitalization, Eletrobras' shareholding in the total capital of Eletronuclear increased from 99.95% to 67.95%, but Eletrobras does not hold the majority of common shares and no longer has control. In this sense, since 2Q22, Eletronuclear ceased to be a controlled company and became an affiliated company.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	26

Marketletter 1Q23

1.2 EBITDA Consolidated

EBITDA Detail

EBITDA	1Q23	1Q22%
Result of the Exercise	406	2,716	-85%
+ Provision for Income Tax and Social Contribution	448	774	-42%
+ Financial Result	3,133	-589	-632%
+ Amortization and Depreciation	903	501	80%
= EBITDA	4,890	3,403	44%
ADJUSTMENTS
Adjustments Recipes (pages 7, 11 and 13)	56	-57	-198%
Cost and Expense Adjustments (pages 14 and 17)	81	88	-8%
Adjustments Provisions (page 22)	576	1,880	-69%
Adjustments Equity Interest (page 23)	0	0	-
Adjustments Other Income and Expenses (page 26)	11	-121	-109%
Adjustments Discontinued Operations (page 26)	0	-88	-100%
= EBITDA Ajusted	5,615	5,105	10%

Note: As of 2019, the Company began to consider, in its adjusted EBITDA, the RBSE revenue from the extended concessions in light of Law 12,783/2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. In addition, considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated as unadjusted the relevant effects of financial income, expenses, reversals of PL and provisions for prospective PCLD (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from loans contracted may continue to affect the company's accounting result until their complete exhaustion. However, they were treated as adjusted PCLD for effective outstanding debt of distributors, as well as their debts related to energy supply, except, therefore, for prospective PCLD provisions (CPC 48) for energy supply.

Adjusted Cash Generation with Regulatory Transmission RAP Adjustment
	1Q23	1Q22
1. EBITDA Recurrent	5,615	5,105

2. (-) Total Corporate Revenue from Transmission	4,216	4,241
O&M Revenue	1,634	1,523
Construction Revenue	284	147
Contractual Revenue Transmission	2,299	2,571

3. (+) Total Payment of Allowed Annual Revenue	3,929	3,348
Revenue of RAP and indemnities	3,929	3,348

4 = 1 - 2 + 3 : Approximate Cash Generation	5,328	4,212

* Disclosure of 1Q22 adjusted and disregards impacts from Eletronuclear

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	27

Marketletter 1Q23

1.3       Consolidated Results by Continued Operations segment:

FINANCIAL STATEMENT BY SEGMENT – R$ THOUSAND
2023
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	14	5,549	3,786	(140)	9,210
Operating Costs	(0)	(3,257)	(892)	134	(4,015)
Operating Expenses	(279)	(570)	(862)	5	(1,705)
Operating Income Before Financial Result	(265)	1,722	2,032	-	3,490
Financial Result	-	-	-	-	(3,133)
Result of Equity Interests	-	-	-	-	509
Other income and expenses	-	-	-	-	(11)
Income tax and social contribution	-	-	-	-	(448)
Net income	-	-	-	-	406

2022
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	19	4,455	3,816	(122)	8,168
Operating Costs	(17)	(2,625)	(681)	119	(3,204)
Operating Expenses	(844)	(1,495)	(561)	3	(2,897)
Regulatory remeasurements - Transmission Agreements	(842)	334	2,574	-	2,067
Operating Income Before Financial Result	19	4,455	3,816	(122)	8,168
Financial Result					589
Result of Equity Interests					626
Outras receitas e despesas					121
Income tax and social contribution					(774)
Net income from discontinued operations					88
Net profit					2,716

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	28

Marketletter 1Q23

1.3.1. INDEBTEDNESS AND RECEIVABLES

GROSS DEBT AND NET DEBT
2023/03/31
Gross Debt - R$ million	58,038
(-) (Cash and cash equivalents + Current Securities)	20,145
(-) Financing Receivable	867
(-) Net balance of Itaipu Financial Assets[1]	309
Net debt	36,717

1Explanatory Note 18b to the Financial Statements.

Highlight: Since 3ITR22, Eletrobras' debt has been substantially affected by the consolidation of SAESA's gross debt, in which Furnas now holds a 72% stake

Breakdown of Gross Debt

Creditor	Indexer	Costs (% ao ano)	Total balance
			(R$ milion)
Debentures, FIDC and other securities	CDI	CDI + 1,00% a 2,75% a.a., 108% a 117,6% CDI	12,064
Debentures and other securities	IPCA	IPCA + 3,75% a 7,49% a.a.	10,544
BNDES	TJLP, TLP (IPCA), Taxa pré-fixada	TJLP a TJLP + 3,28% a.a., TLP + 3,90% a.a., 3,50% a.a.	7,839
Banco do Brasil	TJLP, TLP (IPCA), CDI	TJLP + 2,13% a.a., CDI + 1,65% até 2,25% a.a., 107,5% a 125,5% CDI, TLP + 4,7% a.a.	4,517
Petrobras / Vibra Energia	Selic	Selic	3,850
Caixa Econômica Federal	CDI, TLP (IPCA)	113,7% CDI, TLP + 4,7% a.a.	2,576
Banco do Nordeste do Brasil	IPCA, TLP (IPCA), TFC (IPCA), Taxa pré-fixada	IPCA + 2,74% a.a., TLP + 4,70% a.a., 2,94% a 8,62% a.a., TFC + 2,7382% a 3,3467% a.a.	4,391
Other Creditors	CDI, TLP (IPCA), TJLP + 5,00% a.a., Taxa pré-fixada	TLP + 4,70% a.a., CDI + 1,60% a 2,62% a.a., 122,84% CDI, 2,94% a 8,5% a.a.	5,018
Foreign Currency - Bonds and other debts	USD	2,41% a 4,63% a.a., SOFR	7,000
Foreign Currency - other debts	EUR	2,00% a 4,50% a.a.	233
TOTAL			58.037

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	29

Marketletter 1Q23

Total Consolidated Gross Debt without RGR with Debentures – R$ billion

Gross Parent Debt without RGR – R$ billion
	2023	2024	2025	2026	2027	After 2027	Total (R$ billion)
Annual Amortization with Debentures (without RGR)	3.8	10.0	2.9	2.2	0.3	6.2	25.5

Foreign Exchange Exposure
Asset	US$ thousand	%	Liabilities *	US$ thousand	%
Itaipu Loans Receivables	0	0%	Bônus 2030 - Eletrobras	743.113	52%
Itaipu Financial Asset	60,762	100%	Bônus 2025 - Eletrobras	500.476	35%
TOTAL	60.762	100%	Others	180.421	13%
			TOTAL	1.424.010	100%

	2023	2024	2025	2026	2027	2028	Após 2028	TOTAL
Asset (US$ million)	50.89	9.87	0.00	0.00	0.00	0.00	0.00	60.76
Liabilities (US$ million)	29.78	19.43	519.43	19.43	19.43	17.88	798.64	1,424.01
Foreign Exchange Exposure	21.11	-9.55	-519.43	-19.43	-19.43	-17.88	-798.64	-1,363.25

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.*On the balance of the 2030 and 2025 Bonuses, there is an accounting effect on the deferral of expenses with the repurchase of the 2021 bonus due to the operation carried out in February.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	30

Marketletter 1Q23

Ratings

Ratings
Agency	National Classification / Perspective	Last Report
Moody’s Escala Global	“Ba2”: / Stable	07/15/2022
Moody’s SACP	“Ba2”: / Stable	07/15/2022
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Stable	06/15/2022
Fitch - Issuer Default Ratings (Local Currency)	AA(bra) / Stable	06/15/2022
Fitch - SACP	“bb-”	06/15/2022
S&P Foreign Currency	BB-/ Stable	06/15/2022
S&P SACP	bb-	06/15/2022
S&P Local Currency	brAAA/brA-1+ Stable	06/15/2022

*CreditWatch

FINANCING AND LOANS GRANTED (RECEIVABLES)

Total Consolidated Loans and Financing Receivables – R$ billion

Does not include: receivable from Itaipu's financial assets of R$389 million and PCLD of R$3,989 million and current charges.

Company and Financing receivable Parent company - R$ billion
Receivables Projection	2023	2024	2025	2026	2027	2028	após 2028	TOTAL
Parent Company	0.5	0.5	0.5	0.3	0.1	0.1	1.3	3.6
Out of system *	0.7	0.6	0.3	0.3	0.3	0.3	2.1	4.8
Total	1.2	1.2	0.8	0.6	0.5	0.4	3.4	8.4

* Excludes PCLD values.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	31

Marketletter 1Q23

RBSE

In June 2022, SGT/ANEEL published Technical Note No. 085/2022, which revisited the requests for reconsideration filed within the scope of payment of the financial component and reprofiling of the RBSE. On 28/04t Technical Note No. 85 was issued /2023 by the Tariff Management Superintendence (“SGT”) of the National Electric Energy Agency (“ANEEL”), which deals with the manifestations about the calculations presented in the context of the payment of the financial component of the RBSE – Basic Network Existing System in Technical Note no. 085/2022-SGT/ANEEL, of June 2, 2022, and Circular Letter No. 23/2022-SGT/ANEEL, of August 16, 2022. The aforementioned document does not constitute a decision by ANEEL, therefore not producing , practical effects until the date of disclosure of this document.

On April 27, 2023, ANEEL's Tariff Management Superintendence released Technical Note No. 85/2023, presenting an analysis of the manifestations regarding the calculations presented, within the scope of the payment of the financial component of the RBSE, in Technical Note No. 85/2022 -SGT/ANEEL, of June 2, 2022, and Circular Letter No. 23/2022-SGT/ANEEL, of August 16, 2022. Until the release of the 1Q23 results, the referred NT does not produce practical effects since depends on a collegiate decision at an ANEEL board meeting. The matter was scheduled for discussion by the Board of Aneel on May 9, 23.

REPROFILED Financial Component with sector charges

	22-23	23-24	24-25	25-26	26-27	27-28
Chesf	988	1841	1841	1841	1841	1841
	439	859	859	859	859	859
CGT Eletrosul	240	402	402	402	402	402
Furnas	1,340	2,944	2,944	2,944	2,944	2,944
Total	3,007	6,046	6,046	6,046	6,046	6,046
Economic Component with sectoral charges
	22-23	23-24	24-25	25-26	26-27	27-28
Chesf	1,216	731	731	731	731	731
Eletronorte	628	271	271	271	271	271
CGT Eletrosul	205	77	77	77	77	77
Furnas	1,974	1,269	1,269	1,269	1,269	1,269
Total	4,023	2,348	2,348	2,348	2,348	2,348
Total RBSE
TOTAL	22-23	23-24	24-25	25-26	26-27	27-28
Chesf	2,204	2,572	2,572	2,572	2,572	2,572
Eletronorte	1,067	1,130	1,130	1,130	1,130	1,130
CGT Eletrosul	445	479	479	479	479	479
Furnas	3,314	4,213	4,213	4,213	4,213	4,213
Total	7,030	8,394	8,394	8,394	8,394	8,394

The amounts above include TFSEE charges (Electric Energy Services Inspection Fee) and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. Furthermore, the data refer to the tariff cycle (July to July of each year) and not to the calendar year (January to December). The values approved in the reprofiling were updated by the IPCA.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	32

Marketletter 1Q23

Amortizations RBSE 2022 – R$ million

Chesf	CGT Eletrosul	Eletronorte	Furnas	Total
551	111	267	829	1,758

Note: TFSEE and R&D values are included. PIS and COFINS are not included.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	33

Marketletter 1Q23

1.4. Investment

INVESTMENTS BY SEGMENT - R$ million

Investiment (Corporate + Partnerships)	Realized 1Q23
Generation Corporate	524
Implantation /Ampliation	274
Maintenance	186
Transmission Corporate	-
Ampliation	64
Reinforcements and improvements	479
Maintenance	30
Infrastructure and Others*	180
SPES	261
Generation - Contributions	7
Generation - Acquisition	0
Transmission - Contributions	0
SPES Others (Furnas)	45
Total	1,048
Eletronuclear
Total c/ Nuclear

Others: Research, Infrastructure, Environmental Quality

* For further details on investments, by subsidiary or by project, see attachment 3 to this Investor Notice, to be released shortly.

GENERATION: INVESTMENTS MADE OF r$ 524 MILLION

CGT Eletrosul paid R$ 141 million in Expansion of the Generation System referring to the Coxilha Negra Wind Farm and Furnas paid R$ 131 million in payment of the claim and amendment of the combined cycle contract referring to 2022 related to Sta. Cross.

Investments in Maintenance at Chesf Power Plants, with emphasis on Paulo Afonso and Sobradinho, among others, totaled R$ 143 million, Eletronorte invested R$ 30 million in maintenance of various UHEs and UTEs.

TRANSMISSION: INVESTMENTS OF r$ 479 MILLION

Eletronorte carried out BRL 2 million in transmission expansion for SE Caladinho, referring to lot 08 of the 2022 auction.

Chesf invested BRL 76 million in various projects, video surveillance, improvements in transmission lines, etc. Furnas invested BRL 39 million in reinforcements and improvements at LT Itumbiara-Marimbondo, SE Poços de Caldas, SE Tijuco Preto, among others. Eletronorte invested R$36 million and CGT Eletrosul R$30 million.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	34

Marketletter 1Q23

Investments in maintenance were mostly made by Chesf, with R$ 236 million in improvements in the substation and transmission line segments.

In SPEs, R$ 62 million was realized related to the acquisition of equity interest in Furnas, Santo Antonio (MESA), Eletronorte realized R$ 7 million in TNE and the Holding realized R$ 2 million in equity interest acquisition.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	35

Marketletter 1Q23

1.5. Commercialization

1.5.1. ENERGY Sold in 1Q23 – Generators – TWh

In terms of energy market evolution, Eletrobras Companies, in 1Q23, sold 32.4 TWh of energy, against 30.4 TWh traded in the same period of the previous year, which represents a growth of 6.7%. These volumes include energy sold by plants under the quota regime, renewed by Law 12,783/2013, as well as by plants under the exploration regime (ACL and ACR). With the advent of capitalization, energy from Itaipu and Eletronuclear from 3Q22 and referring to 2021 were excluded for comparative purposes.

Sales: includes projects under Law 13,182/15

NOTE: Average ACR Prices in the chart do not include O&M. The values of Eletronorte include Amazonas-GT. And the ACR Average Prices in the chart do not include IPP contracts and thermal power plant contracts due to unavailability

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	36

Marketletter 1Q23

1.5.2. ENERGETIC BALANCE

Energetic Balance

As of 1Q23, Eletrobras started to report its Energy Balance with SAESA.

Energy Balance (MWmed)		2023	2024	2025	2026	2027
Resourcers with no impact in the Balance		1.419	1.419	1.192	1.192	946

Resources(A)		11.760	13.042	14.312	15.470	16.636
	Own Resources (2) (3) (4) (5)	10.476	11.810	13.113	14.360	15.607
	Energy purchase	1.283	1.232	1.199	1.110	1.029
Sales (B)		8.875	7.698	5.677	4.406	4.050
	ACL – bilateral contracts + MCP realized (6)	6.357	4.662	3.252	1.981	1.720
	ACR – Execp quotas	2.519	3.036	2.425	2.425	2.330

Av. prices realized	Average Price of Sales Contracts signed until 03/31/2023 (ACR and ACL - R$/MWh)	209,43	209,86	202,05	217,45	220,58

Balance (A - B)		2.885	5.344	8.635	11.064	12.586
Balance considering hedge estimatives (9)		1.445	3.031	6.074	8.255	9.528
Uncontracted energy considering hedge estimate (9)		11%	21%	39%	50%	54%

Contracts concluded until 03/31/2023.

It should be noted that the balance sheet considers the SPE Santo Antônio Energia, consolidated by Furnas as of 3Q22, whether in terms of resources, sales or average prices.

1 Not included in the balance sheet, whether in terms of resources, requirements (sales) or average prices, are the IPP contracts arising from the unbundling process of Amazonas Distribuidora, the thermal plant contracts based on availability and the Physical Guarantee Quotas. These resources are presented in order to compose the total resources considered.

2 Own Resources include the Descotization plants (new PIEs) and the New Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For hydroelectric projects, an estimate of GFIS2 was considered, that is, the Physical Guarantee considering the Adjustment Factors due to Internal Losses, Losses in the Basic Network and Availability and adjustments due to the particularities of the portfolio.

3 The revised Physical Warranty amounts are considered as defined in Ordinance No. 709/GM/MME, of November 30, 2022

4 With the release of quotas, the plants currently subject to quotas will now have a new concession under the Independent Energy Producer - PIE regime, gradually occurring over a period of 5 years starting in 2023. The Physical Guarantee amounts were defined in Ordinance GM/MME No. 544/21.

5 Considering the new concession grants from 2023 for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Physical Guarantee values were defined in Ordinance GM/MME Nº 544/21.

6 It should be noted that, for contracts in the ACL, there were reductions in the contracted amounts agreed under the aegis of Law 13.182/2015 (UHE Itumbiara), pursuant to §§ 12, 12-A and 12-B of art. 10 of the aforementioned ordinance, transcribed in Clause 6 of the contracts, which take effect from the years 2023 and 2024. The amounts presented consider, on the one hand, these reductions, but also the volumes of new contracts signed.

Physical Guarantee Quotas for Hydroelectric Power Plants (MWmed)	2023	2024	2025	2026	2027
Physical Guarantee Quotas (7) (8)	5.252	3.939	2.626	1.313	0

7- This does not include the Physical Guarantee of UHE Jaguari, of 12.7 MWavg, whose concession is under provisional administration by Furnas.

8- Decoding takes place gradually over a period of 5 years starting in 2023. The Physical Guarantee values considered from 2023 onwards were defined in Ordinance GM/MME No. 544/21.

9- The values show an estimate of the uncontracted energy. For the year 2023, the CCEE estimate of GSF, from the Informa CCEE of 04/25/2023, of 86.1% was considered. For the other years, a historical average value of GSF, from 2017 to 2022, of 80.1% was considered. Source: CCEE, obtained from the CCEE website, at the following link: https://www.ccee.org.br/dados-e-analises/dados-geracao, in the MRE option on the panel. It should be noted that this is only an estimate, based on facts that occurred in the past. The graph with historical GSF values is shown below.

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	37

Marketletter 1Q23

2. Result Analysis

of the parent company

In 1Q23, Eletrobras Holding posted net income of R$489 million, an 82% decrease compared to net income of R$2,708 million in 1Q22. The 1Q23 result was decisively positively influenced by: (i) Result from Equity Interests, in the amount of R$ 1,354 million in 1Q23, while in 1Q22 it was 2,637 million, a reduction of R$ 1,282 million, mainly influenced by the result of controlled companies; On the other hand, the result was partially offset by: (ii) Negative financial result of R$ 589 million, mainly due to the discount for the advance of the amount receivable from Enbpar referring to the transfer of the shareholding in Itaipu Binacional in R$ -335 million in 1Q23. Eletrobras received in advance, in April 2023, the amount of R$949 million. Another factor that contributed to the result was the increase of R$ 181 million in Debt Charges in the quarter, impacted by the increase in the Selic/CDI rates in the period, which went from 9.15% p.a. (at the end of 2021) to 13.65% p.a. (at the end of 2022) and, therefore, impacting the Holding's loan balances and the interest cost of the series of debentures that are indexed to this interest rate. In addition, the increase in the IPCA in the quarter (1.63%) impacted the interest on the series of debentures linked to this indicator.

It is worth noting the lower provision for compulsory loan, which had a reversal of R$ 25 million in 1Q23, influenced by discounts obtained with court agreements, while in 1Q22 there was a provision of R$ 299 million. However, there was a negative impact, in Monetary Adjustment expenses, by the application of Selic on a portion of the provision for compulsory loan lawsuits (2nd phase - book-entry credits) of R$377 million in 1Q23, against R$362 million in 1Q22,

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	38

Marketletter 1Q23

Evolution of the Parent Company's Result in the Quarter – R$ million 1Q23
1Q22

2.1       Holdings of the Parent Company

In 1Q23, the Equity Equity result impacted the Parent Company's result by R$1,354 million, resulting from the Equity Income of investments in subsidiaries and affiliates, while the result in 1Q22 was R$2,637 million. The worsening improvement in the results of Chesf (-R$ 543 million), Furnas (-R$ 541 million) and CGT Eletrosul (-R$ 250 million) contributed to the result, being offset by the improvement of Eletronorte (+R$ 202 million).

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	39

Marketletter 1Q23

2.2       Parent Company's Operating Provisions

In 1Q23, Operating Provisions negatively impacted the Parent Company's result by R$34 million, but much less than the provision of R$648 million in 1Q22. This variation is mainly explained by: (i) lower constitution, in Contingencies, with emphasis on the compulsory loan, which had a reversal in the amount of R$ 25 million in 1Q23, against a constitution of R$ 300 million in 1Q22 , offset by the constitution of R$ 60 million in a lawsuit filed by PIE Manauara, which had an unfavorable decision determining the attachment and transfer of R$ 60 million. In addition, in 1Q22, there was a provision for doubtful accounts in the amount of R$364 million, of which R$359 million related to the provision for receivables against Amazonas Energia. Below is the account opening table:

Operating Provisions (R$ million)
Provisões Operacionais	1Q23	1Q22
Provision for Disputes	32	286
PCLD - Financing and Loans	4	364
Investment Losses	0	16
Provision for Implementation of Shares - Compulsory Loan	22	11
Others	-24	-28
TOTAL	34	648

2.3       Parent Company's Financial Result

In the quarter, the financial result showed a negative result of R$589 million in 1Q23, against a positive result of R$782 million in 1Q22, that is, a decrease of R$1,371 million between the periods. The variation is mainly due to: (i) reduction in the net exchange variation, which went from R$839 million, in 1Q22, to R$151 million in 1Q23, due to the devaluation of the dollar against the real being more expressive in 1Q22 (-15%) than in 1Q23 (-3%), which positively reflected in the company's foreign currency financing, mainly in 1Q22; (ii) In 1Q23, there was a financial expense for the advance payment due by Embpaar for the transfer of the shareholding in Itaipu Binacional in the amount of R$ -335 million, as explained above. More information See note 10 of the DF Mar/2023; Finally, in the quarter there was (iii) an increase of R$ 181 million in Debt Charges, impacted by the increase in the Selic/CDI rates in the period, which went from 9.15% p.a. (at the end of 2021) to 13.65% p.a. (at the end of 2022) and, therefore, reflected in the Holding's loan balances and the interest cost of the series of debentures that are indexed to this interest rate. In addition, the increase in the IPCA in the quarter (1.63%) impacted the interest on the series of debentures linked to this indicator. Finally, there was a financial expense for the application of Selic on a portion of the provision for compulsory loan lawsuits (2nd phase - book-entry credits) of R$377 million in 1Q23, against R$362 million in 1Q22,

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	40

Marketletter 1Q23

Financial Result (R$ million)
FINANCIAL RESULT	1Q23	1Q22
Financial income
Interest income, commissions and fees	261	321
Income from financial investments	292	87
Moratorium increase on electricity	0	0
Interest income on dividends	0	171
Other financial income	126	65
(-) Taxes on financial income	-39	-40

Financial expenses
Debt Charges	-634	-453
Financial discount in advance - ENBpar	-335	0
Other financial expenses	-67	-22

Financial items, net
Monetary variations	-343	-184
Exchange variations	151	839
Financial Result	-589	782

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	41

Marketletter 1Q23

3.
General
Information

Corporate Structure on 03/31/2023

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	42

Marketletter 1Q23

CAPITAL STRUCTURE l
			% Capital
Shareholding position on 03/31/2023

Shareholders	Quantity	Value (R$)	% Capital	Total

Common	2,027,011,498	63,127,252,598,04	100,00%	87.86%

Government	667,888,884	20,800,074,557,69	32,95%	28.95%
GIC Private	138,191,227	4,303,691,667,40	6,82%	5.99%
BlackRock	102,222,447	3,183,515,357,13	5,04%	4.43%
BNDES	74,545,264	2,321,564,389,33	3,68%	3.23%
BNDESPAR	71,956,435	2,240,940,444,98	3,55%	3.12%
Citibank (Banco Depositário ADR's)	52,891,337	1,647,195,782,73	2,61%	2.29%
FND	45,621,589	1,420,793,900,56	2,25%	1.98%
Geração Futuro L. Par	6,737,200	209,816,731,00	0,33%	0.29%
Banco do Nordeste	1,420,900	44,251,112,19	0,07%	0.06%
FGHAB	1,000,000	31,143,016,53	0,05%	0.04%
Fundos 3G Radar	963,132	29,994,835,80	0,05%	0.04%
Iberclear - Latibex	313,350	9,758,664,23	0,02%	0.01%
Victor Adler / VIC DTVM	229,000	7,131,750,79	0,01%	0.01%
Board of Executive Officers	20,007	623,078,33	0,00%	0.00%
Board of Directors	1	31,14	0,00%	0.00%
Others	863,010,725	26,876,757,278,21	42,58%	37.41%

PREF. A	146,920	3,657,455,09	100,00%	0.01%

Victor Adler / VIC DTVM	54,200	1,349,265,35	36,89%	0.00%
Shareholders to be identified	42,445	1,056,634,09	28,89%	0.00%
Others	50,275	1,251,555,64	34,22%	0.00%

PREF. B	279,941,393	6,968,915,542,31	100,00%	12.13%

Fundos 3G Radar	30,451,076	758,055,014,81	10,88%	1.32%
BNDESPAR	18,691,102	465,299,932,37	6,68%	0.81%
BNDES	18,262,671	454,634,487,64	6,52%	0.79%
Geração Futuro L. Par	16,906,802	420,881,220,77	6,04%	0.73%
BlackRock	13,371,398	332,870,185,24	4,78%	0.58%
GIC Private	8,534,858	212,468,416,80	3,05%	0.37%
Citibank (Banco Depositário ADR's)	4,976,848	123,894,623,11	1,78%	0.22%
Conselho de Administração	4,364,579	108,652,679,42	1,56%	0.19%
Acionistas a Identificar	1,902,748	47,367,379,18	0,68%	0.08%
Victor Adler / VIC DTVM	360,000	8,961,910,09	0,13%	0.02%
Iberclear - Latibex	131,353	3,269,927,16	0,05%	0.01%
Board of Executive Officers	50,000	1,244,709,74	0,02%	0.00%
Government	493	12,272,84	0,00%	0.00%
Others	161,937,465	4,031,302,783,15	57,85%	7.02%

PREF. C - GOLDEN SHARE UNIÃO	1	24,89	100,00%	0.00%

Total	2,307,099,812	70,099,825,620,33		100.00%

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	43

Marketletter 1Q23

Stock Analysis

Shares

B3, ELET3 and ELET6
	(R$)	(R$)	(pts.)	(pts.)
Price and Volume	ELET3	ELET6	IBOV	IEE
	(Ações ON)	(Ações PN)	(Índice)	(Índice)
Closing Price on 03/31/2023	33.06	34.87	101,882	74,827
Maximum in the quarter	42.47	42.85	114,270	79,464
Average in the quarter	36.45	37.16	107,043	75,385
Minimum in the quarter	30.33	31.93	97,926	70,557

Variation in 1Q23	-21.0%	-16.1%	-7,2%	-4,9%
Change in the last 12 months	-10.7%	0.6%	-15,1%	-12,0%
Average Daily Traded Volume 1Q23 (R$ million)	411.34	104.39	-	-

Book Value per Share (R$)	48.04	48.04	-	-
Price / Profit (P/E) (1)	55.93	59.00	-	-
Price / Shareholders' Equity (P/B) (2)	0.69	0.73	-	-
(1)	Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;
(2)	Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

ADR PROGRAMS

NYSE, EBRN and EBRB
Price and Volume	(US$) NYSE	(US$) NYSE
	EBRN	EBRB
Closing Price on 03/31/2023	6.63	7.28
Maximum in the quarter	8.43	8.89
Average in the quarter	7.09	7.50
Minimum in the quarter	5.75	6.31

Variation in 1Q23	-16.4%	-11.2%
Change in the last 12 months	-14.6%	-7.6%
Average Daily Trading Volume 1Q23 (US$ million)	10,896	147

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	44

Marketletter 1Q23

Latibex - Bolsa de Madri

LATIBEX, XELTO and XELTB
Price and Volume	(€) LATIBEX	(€) LATIBEX
	XELTO	XELTB
Closing Price on 03/31/2023	6.20	6.75
Maximum in the quarter	7.45	8.00
Average in the quarter	6.32	7.09
Minimum in the quarter	5.50	6.05

Variation in 1Q23	-16.8%	-16.1%
Change in the last 12 months	-8.8%	8.0%
Average Daily Trading Volume 1Q23 (US$ million)	6.9	4.8

Nº of Employees

CONTROLLER

EMPLOYEES FOR WORKING TIME
Working time in the company (years)	1Q23
Up until 5	18
6 to 10	22
11 to 15	350
16 to 20	194
21 to 25	15
More than 25	55
Total	654
EMPLOYEES BY FEDERATION STATE
Estado da Federação	1Q23
Rio de Janeiro	637
Brasília	15
São Paulo	1
Expatriate	1
Total	654

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	45

Marketletter 1Q23

Balance Sheet

(R$ thousand)
	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
ASSET

CURRENT
Cash and cash equivalents	5,559,808	4,927,871	11,617,870	10,739,126
Restricted cash	2,976,305	2,917,849	3,162,308	3,098,401
Marketable securities	1,654,823	3,611,904	8,526,822	12,193,654
Customers	455,706	462,628	5,001,319	4,794,924
Asset contractual transmission	-	-	9,634,812	9,349,126
Loans and financing	1,475,412	1,524,088	669,292	692,839
Remuneration of equity interests	2,588,179	3,028,085	693,573	707,875
Taxes to recover	462,650	857,466	674,963	1,135,913
Income tax and social contribution	789,186	261,321	2,190,684	1,749,225
Reimbursement rights	1,117,185	1,186,214	1,157,080	1,216,928
Warehouse	241	262	447,028	429,310
Receivables - ENBPAR	918,673	40,743	918,673	40,743
Derivative financial instruments	-	-	437,191	501,355
Others	1,359,839	926,061	2,779,373	2,285,349
	19,358,007	19,744,492	47,910,988	48,934,768

Asset held for sale	320,691	320,691	608,652	688,359
	19,678,698	20,065,183	48,519,640	49,623,127

NON CURRENT
LONG-TERM REALIZABLE
Restricted Cash	-	-	1,456,447	1,300,583
Reimbursement rights	1,881,525	2,048,517	2,020,286	2,124,907
Loans and financing	3,127,376	3,366,460	198,134	328,806
Customers	-	-	696,681	703,055
Receivables - ENBPAR	-	1,223,316	-	1,223,316
Marketable Securities	415,817	411,705	437,694	417,648
Taxes to recover	3,705	3,705	443,450	439,196
Current Income Tax and Social Contribution	-	-	3,525,722	3,541,162
Escrow deposits	6,364,398	6,402,122	8,640,279	8,558,013
Transmission contractual asset	-	-	51,704,600	51,703,084
Derivative financial instruments	-	-	316,755	485,507
Advances for future capital increase	20,596,028	20,596,029	-	-
Others	1,696,328	1,755,305	1,045,469	1,063,250
	34,085,177	35,807,159	70,485,517	71,888,527

INVESTMENT
Evaluated by equity method	113,532,285	112,079,558	32,736,744	32,224,264
Held at fair value	1,606,232	1,657,261	1,710,918	1,761,258
	115,138,517	113,736,819	34,447,662	33,985,522

IMMOBILIZED	231,526	231,883	34,754,442	34,739,705

INTANGIBLE	76,831	67,857	79,623,616	79,980,581

	149,532,051	149,843,718	219,311,237	220,594,335

TOTAL ASSETS	169,210,749	169,908,901	267,830,877	270,217,462

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	46

Marketletter 1Q23

(R$ thousand)
	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Liabilities and Equity

CURRENT
Loans and financing and Debentures	3,855,542	3,682,702	7,148,039	7,524,770
Compulsory loan	1,320,486	1,289,602	1,320,486	1,289,602
Suppliers	758,406	994,922	2,457,181	3,517,173
Advances from customers	1,471,321	1,486,222	1,628,041	1,653,122
Taxes payable	33,649	370,739	536,297	1,271,700
Remuneration to shareholders	900,355	913,018	911,935	924,644
Obligations with staff	164,665	166,337	1,792,815	2,318,554
Reimbursement Obligations	1,939,862	1,912,423	1,939,862	1,912,423
Post-employment benefits	-	-	293,872	246,437
Provisions for contingencies	2,255,488	2,646,711	2,495,248	2,709,161
Regulatory charges	-	-	990,565	996,610
Obligations of Law 14.182/2021	-	-	1,471,844	1,472,662
Lease	10,360	8,710	223,061	224,319
Others	75,131	74,919	431,199	209,251
	12,785,265	13,546,305	23,640,445	26,270,428

Liabilities associated with assets held for sale	-	-	-	170,448
	12,785,265	13,546,305	23,640,445	26,440,876

NON-CURRENT
Loans and financing and Debentures	21,682,192	22,269,941	50,889,773	51,581,752
Advances from customers	-	-	179,024	213,921
Provisions for litigation	22,377,869	22,084,048	31,093,640	30,623,558
Post-employment benefit	676,423	680,399	4,820,715	4,947,234
Obligations of Law 14.182/2021	-	-	35,676,755	35,186,792
Onerous contracts	-	-	209,099	209,099
Lease	31,243	32,571	480,927	528,849
Concessions payable - Use of public goods	-	-	375,873	372,420
Advances for future capital increase	89,744	86,919	89,744	86,919
Sector Charges	-	-	474,240	464,358
Taxes payable	-	-	691,358	723,716
Income tax and social contribution	409,441	427,390	6,301,829	6,294,347
Others	274,456	276,532	1,890,114	1,514,985
	45,541,368	45,857,800	133,173,091	132,747,950

EQUITY
Share capital	69,823,472	69,705,554	69,823,472	69,705,554
Capital reserves	13,719,276	13,867,170	13,719,276	13,867,170
Profit reserves	33,910,233	33,910,233	33,910,233	33,910,233
Retained earnings	498,193	-	498,193	-
Other comprehensive income accumulated	(7,067,058)	(6,978,161)	(7,067,058)	(6,978,161)
Participation of controlling shareholders	110,884,116	110,504,796	110,884,116	110,504,796

Interest of non-controlling shareholders	-	-	133,225	523,840

TOTAL SHAREHOLDERS' EQUITY	110,884,116	110,504,796	111,017,341	111,028,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	169,210,749	169,908,901	267,830,877	270,217,462

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	47

Marketletter 1Q23

Income Statement

	Parent Company		Consolidated
	2023/03/31	2022/03/31 Reclassified	2023/03/31	2022/03/31 Reclassified

CONTINUED OPERATIONS

Net operating revenue	13,294	19,206	9,209,833	8,167,609

Operational costs	(25)	(15,967)	(4,014,975)	(3,203,510)

GROSS RESULT	13,269	3,239	5,194,858	4,964,099

Operating expenses	(277,469)	(844,044)	(1,705,350)	(2,897,124)

OPERATING RESULT BEFORE FINANCIAL RESULT	(264,200)	(840,805)	3,489,508	2,066,975

FINANCIAL RESULT	(589,279)	782,292	(3,132,821)	588,734

RESULT BEFORE EQUITY INTERESTS	(853,479)	(58,513)	356,687	2,655,709

Income from equity interests	1,354,188	2,636,665	508,826	626,051

Other income and expenses	(12,699)	121,033	(11,457)	121,033

OPERATING RESULT BEFORE TAXES	488,010	2,699,185	854,056	3,402,793

Current income tax and social contribution	608	-	(398,413)	(693,769)
Deferred income tax and social contribution	-	(78,443)	(49,680)	(80,302)

NET INCOME FROM THE DISCONTINUED OPERATION	488,618	2,620,742	405,963	2,628,722

Portion Assigned to Controllers	488,618	2,620,742	488,618	2,620,742
Portion Assigned to Non-Controllers	-	-	(82,655)	7,980

OPERAÇÕES DESCONTINUADAS

NET INCOME FROM THE DISCONTINUED OPERATION	-	87,600	-	87,654

Portion Assigned to Controllers	-	87,600	-	87,600
Portion Assigned to Non-Controllers	-	-	-	54

NET INCOME FOR THE PERIOD	488,618	2,708,342	405,963	2,716,375

Portion Assigned to Controllers	488,618	2,708,342	488,618	2,708,342
Portion Assigned to Non-Controllers	-	-	(82,655)	8,033

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	48

Marketletter 1Q23

Cash Flow Statement

	Parent Company		Consolidated
	2023/03/31	2022/03/31 Reclassified	2023/03/31	2022/03/31 Reclassified

OPERATING ACTIVITIES

Income for the year before income tax and social contribution	488,010	2,786,785	854,056	3,490,446

Adjustments to reconcile profit with cash generated by operations:
Depreciation and Amortization	3,217	2,822	903,383	501,316
Net foreign exchange and monetary variations	192,440	(654,851)	961,756	(867,736)
Financial Charges	416,806	(38,534)	1,897,406	579,145
Equity in earnings	(1,354,188)	(2,636,666)	(508,826)	(626,051)
Other income and expenses	12,699	(121,033)	11,457	(121,033)
Transmission Income	-	-	(4,216,172)	(4,241,083)
Construction Cost - Transmission	-	-	398,199	191,838
Operating provisions (reversals)	34,242	648,111	576,199	1,941,150
Financial instruments - derivatives	-	-	232,916	79,366
Others	43,113	(154,913)	333,119	(225,848)
	(651,671)	(2,955,063)	589,437	(2,788,936)

(Increases)/decreases in operating assets
Customers	20	-	(166,707)	274,797
Right of Reimbursement	236,021	434,401	164,469	439,506
Others	262,110	91,206	121,765	(30,128)
	498,151	525,607	119,527	684,174
Increases/(decreases) in operating liabilities
Suppliers	(69,746)	(3,633)	(1,000,137)	(452,710)
Advances	-	-	(22,874)	(20,942)
Obligations with Personnel	(1,672)	1,589	(525,209)	(216,217)
Sector charges	-	-	(2,537)	133,916
Others	(338,954)	(53,237)	(262,362)	(350,471)
	(410,372)	(55,281)	(1,813,119)	(906,424)

Payment of financial charges	(292,140)	(252,448)	(1,001,820)	(488,092)
Revenue of allowed annual revenue - RAP	-	-	3,928,970	3,348,354
Revenue of financial charges	193,777	186,700	55,780	83,814
Revenue of remuneration for investments in equity interests	8,890	67,541	8,890	140,802
Payment of Disputes	(452,591)	(760,725)	(503,587)	(819,249)
Bonds and linked deposits	(110,249)	(268,619)	(344,706)	(485,287)
Payment of income tax and social contribution	(140,274)	(28,195)	(601,886)	(677,663)
Complementary pension payment	(3,976)	(17,789)	(189,697)	(116,687)

Net cash from (used in) operating activities of continuing operations	(872,446)	(771,488)	1,101,845	1,465,252
Net cash from (used in) operating activities of discontinued operations	-	-	-	239,805
Net cash from operating activities	(872,446)	(771,488)	1,101,845	1,705,057

FINANCING ACTIVITIES

Loans and financing obtained and debentures obtained	-	-	14,604	-
Payment of loans and financing and debentures - principal	(664,101)	(836,102)	(1,794,963)	(1,311,519)
Payment of remuneration to shareholders	(3,070)	(108)	(3,070)	(193)
Payment to dissenting shareholders - merger of shares	(212)	-	(226,057)	-
Payment of Obligations with CDE / Revitalization of basins - principal	(147,683)	-	(147,683)	-
Lease payment - principal	-	-	(850,113)	-
Others	-	-	(190,934)	(180,493)
	-	-	-	(56,377)

Net cash from (used in) financing activities of continuing operations	(815,065)	(836,210)	(3,198,216)	(1,548,582)
Net cash from (used in) financing activities of discontinued operations	-	-	-	(87,284)
Net cash from (used in) financing activities	(815,065)	(836,210)	(3,198,216)	(1,635,866)

INVESTMENT ACTIVITIES

Revenue of loans and financing	376,307	846,812	183,353	367,966
Acquisition of fixed assets	(2,856)	-	(688,470)	(111,747)
Acquisition of intangible assets	(8,977)	-	(21,374)	(8,551)
Net financial investments (TVM)	1,957,082	771,485	3,947,534	(21,243)
Transmission infrastructure - contractual asset	-	-	(398,199)	(191,838)
Acquisition/contribution of capital in equity interests	(2,108)	-	(71,759)	(396)
Others	-	-	24,030	8,397

Net cash from (used in) investing activities of continuing operations	2,319,447	1,618,297	2,975,115	(112,606)
Net cash from (used in) investing activities of discontinued operations	-	-	-	(155,194)
Net cash arising from (used in) investing activities	2,319,447	1,618,297	3,043,823	(112,606)

Increase (decrease) in cash and cash equivalents	631,937	10,599	878,744	(43,415)

Cash and cash equivalents at the beginning of the period	4,927,871	7,384	10,739,126	192,659
Cash and cash equivalents at the end of the period	5,559,808	17,983	11,617,870	149,244
Increase (decrease) in cash and cash equivalents from discontinued operations	-	-	-	(2,673)
	631,937	10,599	878,744	(43,415)

MARKETLETTER 1Q2023 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	49

Marketletter 1Q23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.